UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT of 1934
                               (AMENDMENT NO. 2)*

                           Hurricane Hydrocarbons Ltd.
                                (NAME OF ISSUER)

                              Class A Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                    44779E106
                                 (CUSIP NUMBER)

                                December 31, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [     ] Rule 13d-1(b)

        [ X ]  Rule 13d-1(c)

        [     ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 44779E106   13G

1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON

        L-R Managers, LLC
        I.R.S. Identification No.: 13-3951008

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                             (a)    |  |
                             (b)    |X|

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                             5       SOLE VOTING POWER
NUMBER OF                             5,010,990

SHARES                       6      SHARED VOTING POWER
                                      0
BENEFICIALLY
                             7       SOLE DISPOSITIVE POWER
OWNED BY                              5,010,990

EACH REPORTING               8       SHARED DISPOSITIVE POWER
                                      0
PERSON WITH

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,800,190 (See Item 8)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
               Not applicable.

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               7.2%

12      TYPE OF REPORTING PERSON*
               IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               Hurricane Hydrocarbons Ltd.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               300 Fifth Avenue S.W., #2700
               Calgary, Alberta, Canada T2P 3C4

Item 2(a).     Name of Person Filing:

               L-R Managers, LLC

Item 2(b).     Address of Principal Business Office:

               30 Rockefeller Plaza, New York, New York 10112

Item 2(c).     Citizenship:

               Delaware

Item 2(d).     Title of Class of Securities:

               Class A Common Stock

Item 2(e).     CUSIP Number:

               44779E106

Item 3. If this statement is filed pursuant to Rules 13d- 1(b), or 13d-2(b), check whether the person filing is a:

               (a) Broker or Dealer registered under Section 15 of the Act,

               (b)    Bank as defined in Section 3(a)(6) of the Act,

               (c) Insurance Company as defined in Section 3(a)(19) of the Act,

               (d) Investment Company registered under Section 8 of the Investment Company Act,

               (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

               (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; See 13d-(b)(1)(ii)(F),

               (g)    Parent Holding Company, in accordance with
                      Rule 13d-1(b)(ii)(G),

               (h)    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.        Ownership

               As of December 31, 2000:

               (a)    Amount Beneficially Owned:

                      5,800,190

               (b)    Percent of Class:

                      7.2%

               (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote 5,010,990,

               (ii)   shared power to vote or to direct the vote 0

               (iii)  sole power to dispose or to direct the
                      disposition of 5,010,990

               (iv) shared power to dispose or to direct the disposition of 0.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.

     L-R Managers, LLC ("L-R") is making this filing on behalf of L-R Global Partners, L.P., a Delaware Limited Partnership, which owns 5,010,990 shares of Common Stock of Hurricane Hydrocarbons, Ltd., which represents more that 5% of the outstanding common shares of Hurricane Hydrocarbons, Ltd. L-R Global Partners, L.P. has the sole right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer owned of record by it.

Item 7.        Identification and Classification of the Subsidiary
               Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

     L-R Managers, LLC and Rockefeller & Co., Inc. ("R&Co."), an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940, may be deemed to be acting together as a Group with respect to Hurricane Hydrocarbons, Ltd. and therefore may be deemed to have beneficial ownership with respect to the Hurricane Hydrocarbons securities held by the other. J. Murray Logan, an affiliate of R&Co., is the investment manager of L-R Managers, LLC.(See separate filing of Rockefeller & Co., Inc. dated February 15, 2001.)

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        February 15, 2001
        (Date)

               L-R Managers, LLC
        By:    Rockefeller & Co., Inc., as General Manager

        By:    (Signature)

               David A. Strawbridge, Vice President
               (Name/Title)